UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-15160

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Suite 100, Brookfield Place

181 Bay Street

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information in this Form 6-K is incorporated by reference into the registration statements of Brookfield Asset Management Inc. on Form F-3 (File Nos. 333-182656, 333-255310 and 333-261528) and on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948 and 333-268020), the registration statements of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-267243 and 333-267243-02) and the registration statement of Brookfield Finance I (UK) plc on Form F-3 (File No. 333-267244-01).

EXPLANATORY NOTE

Addition of Canadian Co-Obligor

On December 1, 2022, a Canadian co-obligor was added to the following series of previously-issued debt securities, as described in more detail below.

Brookfield Finance LLC - 3.450% Notes due in 2050 (CUSIP: 11271R AB5)

On February 21, 2020, Brookfield Finance LLC, a limited liability company formed under the laws of Delaware (the “Delaware Issuer”), a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”), issued US$600 million of 3.450% Notes due in 2050 (the “2050 Notes”), which are fully and unconditionally guaranteed by Brookfield. The 2050 Notes were issued pursuant to the Indenture, dated February 21, 2020 (the “BFL Base Indenture”), as amended and supplemented by the First Supplemental Indenture, dated February 21, 2020 (the “BFL First Supplemental Indenture” and together with the BFL Base Indenture, the “BFL Indenture”), by and among the Delaware Issuer, Brookfield, Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”, and together with the Canadian Trustee, the “Trustees”).

On December 1, 2022, the Delaware Issuer, Brookfield, Brookfield Finance Inc., a wholly-owned Canadian subsidiary of Brookfield (“BFI”), and the Trustees entered into a second supplemental indenture (the “BFL Second Supplemental Indenture”) to the BFL Indenture. Pursuant to the BFL Second Supplemental Indenture, BFI was added as a co-obligor of the 2050 Notes. Brookfield will continue to guarantee the 2050 Notes and the Delaware Issuer will remain a co-obligor with BFI under the 2050 Notes and the Delaware Issuer will not be relieved of any of its obligations or covenants under the BFL Indenture or the 2050 Notes, except to the extent performance or payment is made by BFI or Brookfield with respect to an obligation of the Delaware Issuer under the BFL Indenture or the 2050 Notes, in which case such performance or payment shall be in full satisfaction of such obligation of the Delaware Issuer under the BFL Indenture or the 2050 Notes.

As contemplated by Section 2.13 of the First Supplemental Indenture, the Second Supplemental Indenture provides for the payment of additional amounts by BFI, as well as a corresponding option of BFI to redeem the 2050 Notes in the event such additional amounts become payable as a result of certain tax law changes.

A copy of the BFL Second Supplemental Indenture is filed as Exhibit 99.1 hereto.

Brookfield Finance (UK) plc—2.340% Notes due in 2032 (CUSIP: 11272B AA1) (NYSE: BAM/32)

On July 26, 2021, Brookfield Finance I (UK) plc, a company organized under the laws of England and Wales (the “UK Issuer”), a wholly-owned subsidiary of Brookfield, issued US$600 million of 2.340% Notes due in 2032 (the “2032 Notes”), which are fully and unconditionally guaranteed by Brookfield. The 2032 Notes were issued pursuant to the Indenture, dated July 26, 2021 (the “BAM UK Base Indenture”), as amended and supplemented by the First Supplemental Indenture, dated July 26, 2021 (the “BAM UK First Supplemental Indenture” and together with the BAM UK Base Indenture, the “BAM UK Indenture”), by and among the UK Issuer, Brookfield and the Trustees. The 2032 Notes are listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM/32”. Beginning on December 12, 2022, the 2032 Notes are expected to commence trading on the NYSE under the symbol “BN /32” (see also “—NYSE Symbol Changes” below).

On December 1, 2022, the UK Issuer, Brookfield, BFI and the Trustees entered into a second supplemental indenture (the “BAM UK Second Supplemental Indenture”) to the BAM UK Indenture. Pursuant to the BAM UK Second Supplemental Indenture, BFI was added as a co-obligor of the 2032 Notes. Brookfield will continue to guarantee the 2032 Notes and the UK Issuer will remain a co-obligor with BFI under the 2032 Notes and the UK Issuer will not be relieved of any of its obligations or covenants under the BAM UK Indenture or the 2032 Notes, except to the extent performance or payment is made by BFI or Brookfield with respect to an obligation of the UK Issuer under the BAM UK Indenture or the 2032 Notes, in which case such performance or payment shall be in full satisfaction of such obligation of the UK Issuer under the BAM UK Indenture or the 2032 Notes.

As contemplated by Section 2.14 of the First Supplemental Indenture, the Second Supplemental Indenture provides for the payment of additional amounts by BFI, as well as a corresponding option of BFI to redeem the 2032 Notes in the event such additional amounts become payable as a result of certain tax law changes.

A copy of the BAM UK Second Supplemental Indenture is filed as Exhibit 99.2 hereto.

NYSE Symbol Changes

Beginning on December 12, 2022, the following NYSE symbol changes will take effect:

•	the 2032 Notes (NYSE: BAM/32; CUSIP: 11272B AA1) are expected to commence trading on NYSE under the symbol “BN /32”;

•

the 4.625% Subordinated Notes Due October 16, 2080, previously issued by BFI on October 16, 2020 (NYSE: BAMH; CUSIP: 11271L 102), and fully and unconditionally guaranteed by Brookfield, are expected to commence trading on NYSE under the symbol “BNH”; and

•

the 4.50% Perpetual Subordinated Notes, previously issued by the UK Issuer on November 24, 2020 (NYSE: BAMI; CUSIP: 11272B1 03), and fully and unconditionally guaranteed by Brookfield, are expected to commence trading on NYSE under the symbol “BNJ”.

Other than the changes in NYSE symbols, and the addition of BFI as a co-obligor to the 2032 Notes and 2050 Notes (and related changes) as described above, no changes are being made to these series of debt securities.

EXHIBIT INDEX

Exhibit	Description

99.1	Second Supplemental Indenture, dated as of December 1, 2022, by and among Brookfield Finance LLC, as original issuer and co-obligor, Brookfield Finance Inc., as successor issuer and co-obligor, Brookfield Asset Management Inc., as guarantor, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as U.S. trustee.

99.2	Second Supplemental Indenture, dated as of December 1, 2022, by and among Brookfield Finance I (UK) plc, as original issuer and co-obligor, Brookfield Finance Inc., as successor issuer and co-obligor, Brookfield Asset Management Inc., as guarantor, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A, as U.S. trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: December 1, 2022	By:	/s/ Katayoon (Kathy) Sarpash
Name: Katayoon (Kathy) Sarpash Title: Senior Vice President, Legal & Regulatory